Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED MARCH 8, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Edward Hu
	Name:	Edward Hu
Date: March 12, 2012	Title:	Chief Financial Officer

Exhibit 99.1

WuXi PharmaTech Announces Fourth-Quarter and Full-Year 2011 Results,

Share Repurchase Program

SHANGHAI, China, March 8, 2012 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for the fourth quarter and full year of 2011.

Fourth-Quarter 2011 Highlights

•	Net Revenues Increased 22.5% Year Over Year to $108.5 Million

•	Manufacturing Services Net Revenues Grew 56.1% Year Over Year to $15.7 Million

•	Laboratory Services Net Revenues Grew 18.2% Year Over Year to $92.8 Million

•	China-Based Laboratory Services Net Revenues Increased 20.8% Year Over Year to $72.0 Million

•	U.S.-Based Laboratory Services Net Revenues Increased 10.1% Year Over Year to $20.8 Million

•	GAAP Diluted Earnings Per ADS Grew 35.1% Year Over Year to $0.31

•	Non-GAAP Diluted Earnings Per ADS Increased 29.3% Year Over Year to $0.36

Full-Year 2011 Highlights

•	Net Revenues Increased 21.9% Year Over Year to $407.2 Million

•	Manufacturing Services Net Revenues Grew 91.8% Year Over Year to $75.2 Million

•	Laboratory Services Net Revenues Increased 12.6% Year Over Year to $332.0 Million

•	China-Based Laboratory Services Net Revenues Grew 14.7% Year Over Year to $251.7 Million

•	U.S.-Based Laboratory Services Net Revenues Increased 6.4% Year Over Year to $80.3 Million

•

GAAP Diluted Earnings Per ADS Declined 11.7% Year Over Year to $1.07 Due to Inclusion in the Prior-Year Results of a Termination Fee Relating to the Proposed Transaction with Charles River Laboratories

•	Non-GAAP Diluted Earnings Per ADS Increased 13.7% Year Over Year to $1.24

•	WuXi Met or Exceeded All of Its 2011 Financial Guidance

Management Comment

“WuXi completed a successful 2011 with a solid fourth quarter, driven by strong revenue performances in both Manufacturing Services and Laboratory Services,” said Dr. Ge Li, Chairman and Chief Executive Officer. “Our year-over-year revenue growth was broad-based and was particularly strong in integrated medicinal chemistry, DMPK/ADME, formulation, toxicology, bioanalytical services, and commercial manufacturing. We exceeded our revenue guidance and met all of the rest of our guidance for the full year.

“We believe that 2012 will be a year of strong growth for all of our businesses. Our financial guidance for 2012 reflects 15-20% net revenue growth, anchored by projected China-based Laboratory Services revenue growth of 18-24% on a pro forma basis, resulting from increasing customer demand for our broad and integrated services. In 2012, we intend to make significant investments in new businesses, including biologics drug discovery, development and manufacturing services; clinical development services; biologics reagents; and genomics. We will also invest in expanding our existing business, including ramping up our Wuhan chemistry site; expanding our formulation and stability testing labs; and strengthening our leading position in integrated medicinal chemistry capabilities.

“WuXi is building an alternative R&D engine for the life-sciences industry,” Dr. Li concluded. “This engine represents an integrated technology platform and service offerings that will enable anyone and any company to discover and develop medicines. China is rapidly becoming an important hub for pharmaceutical R&D, in part because of the rapid growth of China’s large pharmaceutical market. WuXi is positioned well to continue to be a leader in the Chinese life-sciences industry by building capabilities and capacities to better serve our customers.”

Beginning with financial reporting in the first quarter of 2012, WuXi PharmaTech will record its results of operations for Process Chemistry under Manufacturing Services rather than Laboratory Services. Process Chemistry develops processes for making active pharmaceutical ingredients (APIs) and advanced intermediates and thus is more closely related to operations of Manufacturing Services. Process Chemistry is managed as part of the Manufacturing Services business unit as of 2012. Full-year 2011 revenues for Process Chemistry were approximately $20.4 million.

GAAP Fourth-Quarter 2011 Results

Fourth-quarter 2011 net revenues increased 22.5% year over year to $108.5 million mainly due to 56.1% growth in Manufacturing Services revenues and 20.8% growth in China-based Laboratory Services revenues. Manufacturing Services revenue growth was driven by our large-scale commercial manufacturing business, as well as the robust demand for clinical-trial materials from our research manufacturing business. Revenue growth in China-based Laboratory Services was driven by our comprehensive and integrated discovery and development services, with particularly strong growth in integrated medicinal chemistry, DMPK/ADME, formulation, toxicology, and bioanalytical services.

Fourth-quarter 2011 GAAP gross profit increased 24.7% year over year to $42.6 million due to 22.5% revenue growth and gross-margin improvement. Fourth-quarter 2011 GAAP gross margin increased year over year to 39.2% from 38.5%. Gross margin in Manufacturing Services improved year over year to 28.1% from 21.2% due to increasing capacity utilization in our large-scale manufacturing facilities. Gross margin in Laboratory Services increased year over year to 41.1% from 40.8% due to improved productivity, particularly in U.S. Laboratory Services and the newer China-based laboratory services, which more than offset the effects of higher labor costs in China, the negative impact from appreciation of the Chinese RMB relative to the U.S. dollar, and increased depreciation expenses from investments in new capabilities and capacity expansion.

Fourth-quarter 2011 GAAP operating income grew 7.7% year over year to $20.2 million due to the 24.7% increase in gross profit, offset by expenses relating to the hiring of new senior staff and sales and marketing personnel, RMB appreciation relative to the U.S. dollar, and development of R&D capabilities in biology, biologics, and genomics.

Fourth-quarter 2011 GAAP net income increased 35.9% year over year to $23.5 million due to a 7.7% increase in operating income, gains on foreign-exchange forward contracts of $3.3 million, and higher interest income from short-term investments, partially offset by an increase in the effective tax rate due to income mix and higher statutory tax rates for certain Chinese legal entities relative to 2010.

Fourth-quarter 2011 GAAP diluted earnings per ADS increased 35.1% to 31 cents, mainly due to the 35.9% increase in net income, offset in part by slightly higher share count due to the exercise of stock options and restricted stock.

GAAP Full-Year 2011 Results

Full-year 2011 net revenues increased 21.9% year over year to $407.2 million mainly due to 91.8% growth in Manufacturing Services revenues and 14.7% growth in China-based Laboratory Services revenues. Manufacturing Services revenue growth was driven by our large-scale commercial manufacturing business, as well as the robust demand for clinical-trial materials from our research manufacturing business. Revenue growth in China-based Laboratory Services was driven by our comprehensive and integrated discovery and development services, with particularly strong growth in integrated medicinal chemistry, DMPK/ADME, formulation, toxicology, and bioanalytical services.

Full-year 2011 GAAP gross profit increased 22.6% year over year to $156.4 million due to 21.9% revenue growth and gross-margin improvement. Full-year 2011 GAAP gross margin increased year over year to 38.4% from 38.2%. Gross margin in Manufacturing Services improved year over year to 29.3% from 20.0% due to increasing capacity utilization in our commercial manufacturing facilities. Gross margin in Laboratory Services decreased slightly year over year to 40.5% from 40.6% due to the effects of higher labor costs in China, the negative impact from appreciation of the Chinese RMB relative to the U.S. dollar, and increased depreciation expenses from investments in new capabilities and capacity expansion, which more than offset improved productivity, particularly in U.S. Laboratory Services and the newer China-based laboratory services.

Full-year 2011 GAAP operating income grew 17.2% year over year to $83.8 million due to the 22.6% increase in gross profit, partially offset by expenses relating to the hiring of new senior staff and sales and marketing personnel, RMB appreciation, and development of R&D capabilities in biology, biologics, and genomics.

Full-year 2011 GAAP net income decreased 10.8% year over year to $81.0 million due to inclusion in the prior-year results of a $30 million termination fee relating to the proposed transaction with Charles River Laboratories and an increase in the effective tax rate due to income mix and higher statutory tax rates for certain Chinese legal entities, partially offset by a 17.2% increase in operating income, gains on foreign-exchange forward contracts of $4.7 million, and higher interest income from short-term investments.

Full-year 2011 GAAP diluted earnings per ADS decreased 11.7% to $1.07 mainly due to the 10.8% decrease in net income and slightly higher share count due to the exercise of stock options and restricted stock.

Non-GAAP Fourth-Quarter 2011 Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact in both the current-year and the prior-year results.

Fourth-quarter 2011 non-GAAP gross profit increased 23.4% year over year to $44.0 million due to broad-based revenue growth and an increase in non-GAAP gross margin to 40.5% from 40.2%. Non-GAAP gross margin in Laboratory Services increased year over year due to improved productivity, particularly in U.S. Laboratory Services and the newer China-based laboratory services, which more than offset higher labor costs, the negative impact from appreciation of the Chinese RMB relative to the U.S. dollar, and increased depreciation expenses from investments in new capabilities and capacity expansion. Non-GAAP gross margin in Manufacturing Services improved due to strong revenue growth and increased capacity utilization in our large-scale manufacturing facilities.

Fourth-quarter 2011 non-GAAP operating income increased 6.1% year over year to $23.8 million, primarily due to the 23.4% increase in non-GAAP gross profit, partially offset by the increase in non-GAAP operating expenses driven by the hiring of new senior staff and sales and marketing personnel, RMB appreciation, and development of R&D capabilities in biology, biologics, and genomics.

Fourth-quarter 2011 non-GAAP net income grew 30.1% year over year to $26.9 million due to the 6.1% increase in non-GAAP operating income, gains on foreign-exchange forward contracts of $3.3 million, and higher interest income from short-term investments, offset by an increase in the effective tax rate due to income mix and higher statutory tax rates for certain Chinese legal entities.

Fourth-quarter 2011 non-GAAP diluted earnings per ADS grew 29.3% year over year to 36 cents, mainly due to the 30.1% increase in non-GAAP net income, offset by slightly higher share count due to the exercise of stock options and restricted stock.

Non-GAAP Full-Year 2011 Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and amortization and the deferred tax impact of acquired intangible assets in both 2011 and 2010, as well as a $30 million termination fee received from Charles River Laboratories in 2010, expenses incurred in connection with that transaction, and bonuses paid to all employees after termination of that transaction.

Full-year 2011 non-GAAP gross profit increased 17.9% year over year to $161.8 million due to broad-based revenue growth, offset by a decrease in non-GAAP gross margin to 39.7% from 41.1%. Non-GAAP gross margin in Laboratory Services decreased year over year due to higher labor costs, the negative impact from appreciation of the Chinese RMB relative to the U.S. dollar, and increased depreciation expenses from investments in new capabilities and capacity expansion, which more than offset improved productivity, particularly in U.S. Laboratory Services and the newer China-based laboratory services. Non-GAAP gross margin in Manufacturing Services improved due to strong revenue growth and increased capacity utilization in our large-scale manufacturing facilities.

Full-year 2011 non-GAAP operating income increased 9.9% year over year to $96.8 million, primarily due to the 17.9% increase in non-GAAP gross profit, partially offset by the increase in non-GAAP operating expenses driven by the hiring of new senior staff and sales and marketing personnel, RMB appreciation, and development of R&D capabilities in biology, biologics, and genomics.

Full-year 2011 non-GAAP net income grew 14.9% year over year to $93.4 million due to the 9.9% increase in non-GAAP operating income, gains on foreign-exchange forward contracts of $4.7 million, and higher interest income from short-term investments, offset by an increase in the effective tax rate due to income mix and higher statutory tax rates for certain Chinese legal entities.

Full-year 2011 non-GAAP diluted earnings per ADS grew 13.7% year over year to $1.24, mainly due to the 14.9% increase in non-GAAP net income, offset by slightly higher share count due to the exercise of stock options and restricted stock.

2012 Financial Guidance

The company provides its full-year 2012 financial guidance:

•	Total net revenues of $468-$488 million, or 15-20% year-over-year growth

•	Growth in total net revenues of China-based Laboratory Services of 18-24% on a pro-forma basis reflecting the classification of Process Chemistry in Manufacturing Services for both years

•	Growth in total net revenues of U.S.-based Laboratory Services of 6-9%

•	Growth in total net revenues of Manufacturing Services of 13-18% on a pro-forma basis reflecting the classification of Process Chemistry in Manufacturing Services for both years

•	Operating income margin of 17.5 -19.0% on GAAP basis, 20.0-21.5% on non-GAAP basis

•	Capital expenditures of about $70 million

•	GAAP effective tax rate of about 17.5%

First Quarter 2012 Financial Guidance

The company provides its first-quarter 2012 financial guidance:

•	Total revenues of $114-$117 million, up 22-25%

•	Laboratory Services revenues (not including Process Chemistry) of $84-$86 million

•	Manufacturing Services revenues (including Process Chemistry) of $30-$31 million

•	Operating margin of 17.5 -18.0% GAAP, 20.0-20.5% non-GAAP

Share Repurchase Program

The Wuxi Board of Directors has approved a share repurchase plan. Under this plan, the Company is authorized to repurchase up to $30 million of its American Depositary Shares, or ADSs, over the next eighteen months, from time to time, in open-market purchases on the NYSE Euronext at prevailing market prices, in trades pursuant to a Rule 10b5-1 repurchase plan, or otherwise, in accordance with applicable federal securities laws, including the anti-manipulation provisions of Rule 10b-18, promulgated under the U.S. Securities Exchange Act of 1934, as amended. The timing and extent of any purchases will depend upon market conditions, the trading price of WuXi’s ADSs and other factors, including customary restrictions on share repurchases. The repurchase program does not obligate WuXi to make repurchases at any specific time or in any specific situation.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	December 31, 2011	December 31, 2010
Assets:
Current assets:
Cash and cash equivalents	71,368	115,401
Restricted cash	2,458	1,989
Short-term investment	128,054	38,084
Accounts receivable, net	72,736	57,041
Inventories	45,351	17,277
Prepaid expenses and other current assets	15,133	15,124

Total current assets	335,100	244,916

Non-current assets:
Goodwill	34,990	23,956
Property, plant and equipment, net	245,694	205,547
L/T investment	4,335	—
Intangible assets, net	10,568	4,254
Land use rights	5,488	5,352
Deferred tax assets	8,499	10,887
Other non-current assets	19,469	3,221

Total non-current assets	329,043	253,217

Total assets	664,143	498,133

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	28,661	263
Accounts payable	22,803	14,800
Accrued expenses	20,913	20,548
Deferred revenue	15,881	8,816
Advanced subsidies	6,417	4,460
Other taxes payable	2,196	2,790
Convertible notes	35,864	—
Other current liabilities	10,018	7,891

Total current liabilities	142,753	59,568

Non-current liabilities:
Long-term debt, excluding current portion	1,646	1,852
Advanced subsidies	3,215	2,934
Convertible notes	—	35,864
Long-term payable	4,233
Other non-current liabilities	6,570	5,085

Total non-current liabilities	15,664	45,735

Total liabilities	158,417	105,303

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 560,972,080 and 570,489,352 issued and outstanding as of December 31, 2010, and December 31, 2011, respectively)	11,410	11,219
Additional paid-in capital	345,832	332,913
Retained earnings	103,159	22,180
Accumulated other comprehensive income	45,325	26,518

Total equity	505,726	392,830

Total liabilities and equity	664,143	498,133

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended December 31,			Year Ended December 31,
	2011	2010	% change	2011	2010	% change
Net revenues:
Laboratory Services	92,840	78,516	18.2%	332,001	294,856	12.6%
Manufacturing Services	15,701	10,058	56.1%	75,176	39,205	91.8%

Total net revenues	108,541	88,574	22.5%	407,177	334,061	21.9%

Cost of revenues:
Laboratory Services	(54,686)	(46,508)	17.6%	(197,570)	(175,116)	12.8%
Manufacturing Services	(11,292)	(7,930)	42.4%	(53,163)	(31,353)	69.6%

Total cost of revenues	(65,978)	(54,438)	21.2%	(250,733)	(206,469)	21.4%

Gross profit:
Laboratory Services	38,154	32,008	19.2%	134,431	119,740	12.3%
Manufacturing Services	4,409	2,128	107.2%	22,013	7,852	180.3%

Total gross profit	42,563	34,136	24.7%	156,444	127,592	22.6%

Operating expenses:
Selling and marketing expenses	(3,031)	(2,331)	30.0%	(10,271)	(9,086)	13.0%
General and administrative expenses	(19,320)	(13,038)	48.2%	(62,363)	(47,008)	32.7%

Total operating expenses	(22,351)	(15,369)	45.4%	(72,634)	(56,094)	29.5%

Operating income	20,212	18,767	7.7%	83,810	71,498	17.2%

Other income, net:
Other income, net	5,367	992	441.0%	8,509	28,410	(70.0%)
Interest income, net	1,819	550	230.7%	5,266	1,147	359.1%

Total other income, net	7,186	1,542	366.0%	13,775	29,557	(53.4%)

Income before income taxes	27,398	20,309	34.9%	97,585	101,055	(3.4%)
Income tax expense	(3,917)	(3,034)	29.1%	(16,606)	(10,244)	62.1%

Net income	23,481	17,275	35.9%	80,979	90,811	(10.8%)

Basic net earnings per ADS	0.33	0.25	33.7%	1.14	1.31	(12.5%)
Diluted net earnings per ADS	0.31	0.23	35.1%	1.07	1.22	(11.7%)

Weighted average ADS outstanding—basic	71,180,668	70,002,956		70,884,506	69,542,268
Weighted average ADS outstanding—diluted	75,233,086	74,782,712		75,439,734	74,690,322

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2011	2010	% change	2011	2010	% change
GAAP gross profit	42,563	34,136	24.7%	156,444	127,592	22.6%
GAAP gross margin	39.2%	38.5%		38.4%	38.2%
Adjustments:
Share-based compensation	951	882	7.8%	3,793	3,636	4.3%
Amortization of acquired intangible assets	484	628	(22.9%)	1,549	2,919	(46.9%)
Transaction-related employee bonuses	—	(5)	N/A	—	3,071	N/A

Non-GAAP gross profit	43,998	35,641	23.4%	161,786	137,218	17.9%
Non-GAAP gross margin	40.5%	40.2%		39.7%	41.1%

GAAP operating income	20,212	18,767	7.7%	83,810	71,498	17.2%
GAAP operating margin	18.6%	21.2%		20.6%	21.4%
Adjustments:
Share-based compensation	3,107	3,057	1.6%	11,473	10,085	13.8%
Transaction expenses	—	—	N/A	—	4,911	N/A
Termination fee recorded to offset transaction expenses	—	—	N/A	—	(5,000)	N/A
Transaction-related employee bonuses	—	(9)	N/A	—	3,713	N/A
Amortization of acquired intangible assets	484	628	(22.9%)	1,549	2,919	(46.9%)

Non-GAAP operating income	23,803	22,443	6.1%	96,832	88,126	9.9%
Non-GAAP operating margin	21.9%	25.3%		23.8%	26.4%

GAAP net income	23,481	17,275	35.9%	80,979	90,811	(10.8%)
GAAP net margin	21.6%	19.5%		19.9%	27.2%
Adjustments:
Share-based compensation	3,107	3,057	1.6%	11,473	10,085	13.8%
Transaction expenses	—	—	N/A	—	4,911	N/A
Termination fee	—	—	N/A	—	(30,000)	N/A
Transaction-related employee bonuses	—	(9)	N/A	—	3,713	N/A
Amortization of acquired intangible assets	484	628	(22.9%)	1,549	2,919	(46.9%)
Deferred tax impact related to acquired intangible assets	(137)	(243)	(43.6%)	(591)	(1,131)	(47.7%)

Non-GAAP net income	26,935	20,708	30.1%	93,410	81,308	14.9%
Non-GAAP net margin	24.8%	23.4%		22.9%	24.3%

Income attributable to holders of ADS (Non-GAAP):
Basic	26,935	20,708	30.1%	93,410	81,308	14.9%
Diluted	26,935	20,708	30.1%	93,410	81,308	14.9%
Basic earnings per ADS
(Non-GAAP)	0.38	0.30	27.9%	1.32	1.17	12.7%
Diluted earnings per ADS
(Non-GAAP)	0.36	0.28	29.3%	1.24	1.09	13.7%
Weighted average ADS outstanding
– basic (Non-GAAP)	71,180,668	70,002,956		70,884,506	69,542,268
Weighted average ADS outstanding
– diluted (Non-GAAP)	75,233,086	74,782,712		75,439,734	74,690,322

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN—CURRENT BASIS

(in thousands of U.S. dollars)

	Three Months Ended December 31,			Twelve Months Ended December 31,
			%			%
	2011	2010	change	2011	2010	change
Net revenues:
China-based Laboratory Services	72,007	59,589	20.8%	251,708	219,366	14.7%
China-based Manufacturing Services	15,701	10,058	56.1%	75,176	39,205	91.8%

Subtotal	87,708	69,647	25.9%	326,884	258,571	26.4%
U.S.-based Laboratory Services	20,833	18,927	10.1%	80,293	75,490	6.4%

Total net revenues	108,541	88,574	22.5%	407,177	334,061	21.9%

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN—PRO-FORMA BASIS*

(in thousands of U.S. dollars)

	Twelve Months Ended December 31,
			%
	2011	2010	change
Net revenues:
China-based Laboratory Services	231,345	203,418	13.7%
China-based Manufacturing Services	95,539	55,153	73.2%

Subtotal	326,884	258,571	26.4%
U.S.-based Laboratory Services	80,293	75,490	6.4%

Total net revenues	407,177	334,061	21.9%

Process Chemistry	20,363	15,948	27.7%

*	Reflects classification of Process Chemistry in Manufacturing Services rather than Laboratory Services

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 9:00 pm (Beijing/Shanghai/Hong Kong) on Friday, March 9, 2012, to discuss its fourth-quarter and full-year 2011 financial results and future prospects. The conference call may be accessed by calling:

United States:	1-866-519-4004
China (Landline):	800-819-0121
China (Mobile):	400-620-8038
Hong Kong:	800-930-346
United Kingdom:	0-808-234-6646
International:	+65-6723-9381
Conference ID:	50819961

A telephone replay will be available two hours after the call’s completion at:

United States:	1-866-214-5335
China (Landline):	10-800-714-0386
China (Mobile):	10-800-140-0386
Hong Kong:	800-901-596
United Kingdom:	0-800-731-7846
International:	+61-2-8235-5000
Conference ID:	50819961

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP and Pro-Forma Financial Measures

We have provided the fourth-quarter and full-year 2010 and 2011 gross profit, gross margin, operating income, operating margin, net income, and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses, amortization and deferred tax impact of acquired intangible assets, transaction costs and termination fee relating to the terminated transaction with Charles River Laboratories and bonuses paid after the termination of the transaction. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis.

You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures to non-GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, our financial guidance for full-year 2012 (including, as applicable, estimated total net revenues, China-based Laboratory Services net revenues on a pro forma basis, U.S.-based Laboratory Services net revenues, Manufacturing Services net revenues on a pro forma basis, gross margins, operating margins, capital expenditures, effective tax rates, and other trends), increased customer demand for our services, investment in various new businesses, investment in expanding our existing business, building an alternative R&D engine for the life-sciences industry, the ability of our R&D engine to enable anyone and any company to discover and develop new medicines, China’s becoming an important hub for pharmaceutical R&D and the planned share repurchase program.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, the state of the global economy may continue to be uncertain; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; the pressures being felt by our customers and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced and offshored R&D and manufacturing for longer than expected or more severely than expected; we may not enjoy the anticipated benefits of the Abgent and MedKey acquisitions or other planned investments and capital expenditures (including investments made through our corporate venture fund) on a timely basis or at all; we may need to modify the nature and level of our investments and capital expenditures; we may not maintain our preferred provider status with our clients and may be unable to successfully expand our capabilities to meet client needs; we may face increased margin pressure as a result of renminbi appreciation and increased labor inflation in China; and we may not repurchase our ADSs as anticipated for market or other reasons. In addition, other factors that could cause our actual results to differ from what we currently anticipate include failure to generate sufficient future cash flows or to secure any required future financing on acceptable terms or at all; failure to retain key personnel; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; the risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; our dependence upon the continued service of our senior management and key scientific personnel, and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated financial statements and related notes thereto included in our 2010 Annual Report on Form 20-F filed with the Securities and Exchange Commission and available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our 2010 Annual Report on Form 20-F. Our results of operations for fourth-quarter and full-year 2011 are not necessarily indicative of our operating results for any future periods. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

Incorporation by Reference

WuXi PharmaTech hereby expressly incorporates by reference into its registration statement on Form F-3 (File No. 333-161757) the discussions contained in “GAAP Results,” “Share Repurchase Program,” the unaudited consolidated balance sheets, the unaudited condensed consolidated statements of operations, and the revenue breakdown by geography, from this press release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Harry He (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

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